March 28, 2012

RE: Cash offer for your Healthcare Trust of America investment.

Dear Fellow Shareholder,

You may have recently read that the share repurchase program of Healthcare Trust of America (formerly: Grubb & Ellis Healthcare REIT, Inc. and NNN Healthcare/Office REIT, Inc.) has been oversubscribed, but you can still sell your shares if you want or need liquidity!  CMG will pay you $6.00 per Share. You can reinvest your proceeds how you choose, of course. Take notice: offer expires on May 4, 2012, and we are only accepting 1,000,000 shares.

HTA’s share redemption program has been underfunded, and over 10 million Shares which were submitted for repurchase in the first 9 months of 2011 were not able to be repurchased.  HTA is not listed on any exchange, so if you want or need your cash, this offer provides you with an opportunity to cash out. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price.  CMG will submit properly completed tenders to the REIT’s transfer agent upon the expiration of the offer.  Typically, transfers are then normally completed in about 3 weeks. (Shares owned in an IRA account can take longer as additional signatures are typically required).  If you accept our offer, you can lock in your price now, eliminate your exposure to the risks of this investment, and possibly capture the benefits of a tax loss this year.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from HTA’s transfer agent.  There are no financing contingencies with this offer. Please carefully read the Offer at our website (www.cmginvestments.com/hta.pdf), at the SEC’s EDGAR website, or obtain a free copy by calling the number below.  Please also carefully read the Agreement of Assignment and Transfer. If you have any questions, please call us at (206) 340-2280.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by May 4, 2012 if you wish to take advantage of this offer.

There is limited trading of HTA in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported trades of Shares between sales of Shares on secondary markets at $8 per Share and between $7.84-7.85 per Share, respectively, in the most recent issues (Nov./Dec. 2011 and Winter 2012, respectively).  However, auction trades can be burdensome and typically involve substantial fees and commissions. HTA’s share repurchase program had last been repurchasing shares at $9.74 per share—which exceeds our offer price.  However, as noted, this program has been oversubscribed since 2009.  HTA has recently estimated that its net asset value is $10, based upon the fact it sold shares to the public for $10 per share last year.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.  Typically, we will receive confirmation (and process your payment) within 3 weeks of the expiration date, but this can take longer in certain cases, such as shares held within an IRA account, or other circumstances outside our control.

The Purchasers are not affiliated with HTA or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 1,000,000 Shares, or 0.44% of the total shares outstanding, and will expire at 5:00 P.M. PST on May 4, 2012.

Shortly, you should receive a letter from HTA regarding our offer, which you may wish to receive and consider prior to making a decision about selling your shares.  More information about the company is available from HTA or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•           Our offer price was determined by applying a 40% discount to HTA’s estimated NAV, although we are not qualified real estate appraisers.  Whether or not HTA’s estimate is correct, we believe that the company’s shares will ultimately be worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets or a listing of the company’s Shares were to occur or if you were to hold the Shares for the long-term.

•           Should you accept our offer, any and all dividends paid or payable to you by the company on or after May 4, 2012, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares.